# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### July 31, 2018

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933 AND
## THE SECURITIES EXCHANGE ACT OF 1934

### Electrameccanica Vehicles Corp.
### File Nos. 000-55859 and 333-222814

### CF#35894

----------------------------------

Electrameccanica Vehicles Corp. submitted an application under Rules 406 and 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 19, 2018 and a Form F-1 filed on February 1, 2018, as amended.

Based on representations by Electrameccanica Vehicles Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|--------------------------------|
| 10.2 | 20-F | April 19, 2018 | through February 1, 2028 |
| 10.8 | F-1 | February 1, 2018, as amended | through February 1, 2028 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary